FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, October 30, 2015

FAIRFAX TO ACQUIRE ADDITIONAL SHARES OF ICICI LOMBARD

Toronto, Ontario (October 30, 2015) – Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announced today that it has agreed with its joint venture partner, ICICI Bank Limited (“ICICI Bank”), to acquire an additional 9.0% of the issued and outstanding shares of ICICI Lombard General Insurance Company Limited (“ICICI Lombard”).  The proposed transaction values the Company at Rs. 17,225 crore (US$2.6 billion), is subject to governmental and regulatory approvals and is expected to close in the first quarter of 2016.

ICICI Lombard is the largest private sector general insurance company in India with gross written premiums of approximately US$1 billion for the year ended March 31, 2015.

Upon completion of the transaction, the share ownership in ICICI Lombard of ICICI Bank and Fairfax will be approximately 64% and 35%, respectively.  The transaction reflects ICICI Lombard’s position as the leading private sector general insurer in India, the substantial potential for profitable growth of the business and the strong relationship between the joint venture partners.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:       John Varnell, Vice President, Corporate Development, at (416) 367-4941